UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the Month of November 2006

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes ☐    No ☒

Lisbon, November 09th 2006

Reuters:     EDPP.IN / EDP.N

Bloomberg: EDP PL / EDP US

INVESTOR RELATIONS

DEPARTMENT

Miguel Viana, Head of IR

Gonçalo Santos

Elisabete Ferreira

Cristina Requicha

Rui Antunes

Ricardo Farinha

Phone +351 210012834

Fax: +351 210012899

Email: ir@edp.pt

Website: www.edp.pt

EDP ANNOUNCES THE SALE OF ONI

EDP - Energias de Portugal, S.A. (“EDP”) has agreed today to sell to Win Reason, S.A., (“Win Reason”) a company currently owned by The Riverside Company (“Riverside”), which will be in the future co-owned approximately in 1/3 by Gestmin, SGPS, S.A. (“Gestmin”) the entire share capital of ONI SGPS, S.A. (“ONI”), the holding company of ONITELECOM – Infocomunicações, S.A., a wireline telecommunications service provider.

The sale, by EDP of 100% of the share capital of ONI will be preceded by the following steps:

•      EDP will acquire the remaining 44% of the share capital of ONI from BCP, BRISA and GALP, together with all accessory capital for an amount of €1 each;

•      EDP will additionally acquire ONI’s bank loans from its main debt holders.

Following the restructuring of the debt and share capital and granting of the necessary regulatory approvals (namely from the Competition Authority and ANACOM), EDP will sell 100% of the share capital (together with the accessory capital and credits of EDP to ONI) to Win Reason in a transaction based on a Enterprise Value of €160 million.

On the financial settlement date of the transaction, EDP is expected to register a decrease in its consolidated net debt of €74 million and is expected to have a positive impact on the net profit of EDP approximately by €105 million on top of the additional positive effect arising from ONI deconsolidation.

In the first nine months of 2006, ONI had a negative contribution to EDP net profit of €41 million.

EDP – Energias de Portugal, S.A. Listed Company Head Office: Praça Marquês de Pombal,12 1250-162 Lisboa Portugal

Share Capital € 3 656 537 715 Registered with the Commercial Registry Office of Lisbon under no. 500697256 Company Tax Number 500 697 256

This transaction (which is expected to be completed until the beginning of 2007) represents a key step in the implementation of EDP’s strategy defined (and communicated) by the Executive Board of EDP in its Strategic Plan, of refocusing on its core energy business.

EDP – Energias de Portugal, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 13, 2006

EDP- Energias de Portugal, S.A.

By:	/s/ António Luís Guerra Nunes Mexia
Name:	António Luís Guerra Nunes Mexia
Title:	Chief Executive Officer